

June 24, 2009

<u>Via U.S. Mail</u>

Maurice Bidaux
President, Chief Executive Officer and Chief Financial Officer
Keyser Resources, Inc.
61 Sherwood Circle NW
Calgary Alberta
T3R 1R3

> **Re: Keyser Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 28, 2009**
> **File Number 333-159561**

Dear Mr. Bidaux:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We do not comment on each place that includes disclosure which requires revision. Please carefully review your document to make corresponding changes

wherever applicable. That will eliminate the need for us to issue repetitive comments.

Special Note Regarding Forward-Looking Statements, page 1

2.   You are responsible for providing complete, accurate, and reliable disclosure in the prospectus and in every document you file with the Commission. Revise to eliminate any text that would suggest otherwise, including the admonition that "You should not rely on these forward-looking statements…." It also appears inappropriate to suggest that "will" identifies forward-looking statements.

Risk Factors, page 4

3.   Make clear in the introductory paragraph that you have listed all known, material risks. We note the statement that the risks you describe are not the only ones you face.

4.   Eliminate text that mitigates the risk you present, including clauses that begin "while." Also state the risk plainly and directly, eliminating phrases such as "no assurance that" and "cannot guarantee."

Plan of Distribution, page 10

5.   If you retain the reference to "short sales," make clear that such sales will comply with all applicable state and federal laws, rather than applicable state "or" federal laws. Confirm also that short sales will not be made prior to the effective date of the registration statement. In that regard, please see C&DI 239.10 regarding Section 5. It is found in the Securities Act Sections of the Compliance and Disclosure Interpretations available in the Corporation Finance section of the Commission's website at www.sec.gov.

Development of the Business, page 14

6.   Revise the prospectus generally to provide current and updated disclosure. For example, disclose what progress you have made consistent with your assertion at

page 15 that you will "explore our claim between April 1, 2009 and October 31, 2009."

7.   You refer to an author's conclusion at page 15 and to the conclusion of authors (plural) at page 22. In each case, revise to identify the author(s) to whom you refer.

8.   Ensure that your disclosure is accurate and consistent. For example, at page 16, you state that you had a cash balance of $38,846 as of 3/31/2009. But you then indicate that you anticipate having enough cash on hand to complete Phase One, which you expect to cost $51,150. Moreover, you indicate in Part II at Item 13 (Other Expenses) that your estimated expenses for this offering are $61,008.

9.   Other inconsistent or incomplete text is found throughout the "Liquidity and Capital resources" portion of your "Mangement's (sic) Discussion and Analysis" section at page 24. For example, contrary to what your financial statements show, you indicate in the first sentence that at "March 31, 2009, we had a cash balance and working capital surplus of $73,513." That assertion is also contradicted by disclosure in the fifth paragraph, which paragraph includes a sentence fragment, a reference to the need for $77,000 for the next 12 months, and the possibility of a registered public offering "within the next few months."

10.   Explain to us the basis for each of these disclosure items, and discuss in necessary detail your actual plan of operation and financial condition. We may have additional comments once you provide revised, consistent, and accurate disclosure.

11.   You claim at pages 15 and 16 that your sole officer/director "will use his best efforts to arrange for the financing of any shortfall either personally or via additional equity financing." If there are no written agreements whereby Mr. Bidaux is obligated to provide any necessary funding for the listed programs personally, revise to make this clear and justify any remaining text suggesting that such funding may be forthcoming or available. If any such agreements exist, file them as exhibits, and summarize their principal terms in the prospectus.

Rey Lake mineral property description, page 21

12.   Describe in necessary detail each of the three phases to which you refer at the top of page 22.

Management, page 26

Biographical Information, page 26

13.   We note your disclosure under "Transactions with Related Persons" that approximately 80% of Mr. Bidaux's time is "principally spent running Reef Resources, Kaval Energy Services and Viacorp Technologies." Please expand Mr. Bidaux's biographical information to include in that regard the specific information required by Item 401(e) of Regulation S-K.

14.   Also eliminate any gaps or ambiguities as to time, covering, for example, the period from April 2007 through November 2007. Revise your disclosure as necessary to provide the month and year for each position held by Mr. Bidaux during the past five years and the name and principal business of each such employer. Specify each position or title held during the period.

Executive Compensation, page 27

15.   Provide the Summary Compensation Table that Item 402 of Regulation S-K requires.

Signatures, page II-4

16.   Identify all the required capacities in which Mr. Bidaux is signing. Refer to Instructions 1 and 2 to Signatures, Form S-1.

Financial Statements

General

17.   We note that your Statements of Operations and Statements of Stockholders' Equity are incorrectly labeled as Statements of Cash Flows. Please revise accordingly.

Engineering Comments

Experts, page 13

18.   We note that you reference a geological report that was prepared by Agnes
        Koffyberg, Professional Geologist. Please provide as an exhibit, a written consent
        from this person and any other experts whose name is cited, and/or whose work is
        incorporated into your document to comply with Item 601(b)(23) of Regulation S-
        K. These consents should concur with the summary of the information in the
        report disclosed, and agree to being named as an expert in your registration
        statement.

Development of the Business, page 14

Plan of Operation, page 15

19.   We see that you describe copper-molybdenum mineralization found between drill
        holes 75-24, 72-6, 72-2, and 72-1. Please clarify whether these drill holes are
        located on your claims, rather than adjacent properties. In addition, it appears you
        should remove coal seam references from your overburden description in the
        fourth paragraph.

Phase One Exploration Cost Review, page 17

20.   It would be helpful to include a brief description of the Quality Assurance and
        Quality Control (QA/QC) protocols that you have established to develop your
        analytical results, in order to inform investors regarding matters such as sample
        collection and preparation, assay procedures and controls, sample custody, assay
        precision and accuracy. This would apply to exploration and operational
        analytical procedures.

Description of Property, page 19

Rey Lake Property, page 19

21.   We note your disclosure in this section, referring to the Highland Valley Copper
        mine, which is in the general area of your property interests. Such disclosure may
        cause investors to infer that your property also has commercial mineralization,
        because of its proximity to this mine. Since you are not able to demonstrate this
        correlation please describe only geology, history, or exploration results that are
        directly related to the properties in which you have an interest, that you have the

right to explore or mine (<u>i.e.</u>, focus your disclosure solely on your property
interests).

<u>Rey Lake mineral property description, page 21</u>

22.   We note you refer to parts per billion (ppb) when discussing analytical results in
        this section. When reporting the results of sampling and chemical analyses,
        please adhere to the following guidance regarding mineralization of existing or
        potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a
  measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample
  is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.
  Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated
  based on a weighted average of lengths of the samples.

- Use tables when possible to improve readability of sample and drilling
  data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid overly optimistic or unsubstantiated descriptive adjectives such as
  high-grade or ore-grade.

        Please revise your disclosures to comply with this guidance.

History of the Rey Lake mineral property area, page 22

23.   We see that you have disclosed a non-compliant National Instrument 43-101
        resource estimate in reference to a quantity and quality estimate. The provisions
        in Industry Guide 7 generally preclude the use of any terms other than proven or
        probable reserves for disclosure in SEC documents. Please remove this disclosure
        from your filing.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer at (202) 551-3718 if you have any questions regarding the engineering comments. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Via Facsimile
Darrin Ocasio, Esq.
(212) 930-9725